
ADITYA BIRLA
GRASIM

0 82-03322



June 9, 2010

**BY AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

**SUPPL**

Dear Sirs,

Sending herewith a copy of Abstract in terms of Section 302 of the Companies Act, 1956, in respect of appointment of Shri K.K. Maheshwari as Whole Time Director of the Company.

Thanking you,

Yours faithfully,


10015931

**Ashok Malu**
**Company Secretary**

encl: as above

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 266525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com


ADITYA BIRLA
GRASIM

# GRASIM INDUSTRIES LIMITED

***Registered Office :*** Birlagram, Nagda 456331 (M.P.)
Website: www.grasim.com Email ID: shares@adityabirla.com

TO THE SHAREHOLDERS OF GRASIM INDUSTRIES LIMITED,

**ABSTRACT IN TERMS OF SECTION 302 OF THE COMPANIES ACT, 1956**

The Board of Directors of Grasim Industries Limited at its meeting held on 20th May, 2010 has approved appointment of Mr. K.K. Maheshwari as Whole Time Director of the Company, subject to the approval of the Shareholders, on the terms and conditions as set out below:

**A. Period:**

Five years w. e. f. 20th May 2010 with the liberty to either party to terminate the appointment on three months' notice in writing to the other.

**B. Remuneration:**

a) Basic Salary of Rs.10,50,000/- (Rupees Ten lacs fifty thousand only) per month with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs.16,00,000/- (Rupees Sixteen lacs only) per month as Basic Salary.

b) Special Allowance of Rs.7,99,200/- (Rupees Seven lacs ninety-nine thousand two hundred only) per month, with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs 18,00,000/- (Rupees Eighteen lacs Only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Performance Bonus linked to the achievement of targets as may be decided by the Board subject to a maximum of Rs.2,25,00,000/- (Rupees Two crore twenty five lacs only) per annum.

d) Long-term Incentive Compensation (LTIC) including Stock Option Plan, if any, as per the Scheme applicable to the Senior Executives of the Company / Aditya Birla Group including that of any parent / subsidiary company.

**C. Perquisites:**

1. Housing: Free furnished accommodation and reimbursement of other expenses for the upkeep and maintenance thereof as per the Rules of the Company or HRA @ 50% of Basic Salary in lieu of Company provided accommodation.
2. Reimbursement of salaries payable to Servant / Gardener – subject to a ceiling of Rs. 36,000/- per annum.
3. Two Cars for use on Company's business.
4. Medical Expenses: Reimbursement of expenses incurred in India for self and family at actuals (including domiciliary medical and insurance premium for hospitalization policy, as applicable).
5. Leave Travel Expenses: Leave Travel Expenses for self and family in accordance with the Rules of the company.
6. Club Fees subject to a maximum of two clubs.
7. Personal Accident Insurance Premium for self and family as per the Rules.
8. (a) Company's contribution towards Provident Fund and Superannuation Fund, on Basic Salary as per the Rules of the Company.

   (b) Gratuity calculated on Basic Salary as per the Rules of the Company.
9. Leave and encashment of leave, in accordance with the Rules of the Company.
10. Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.
11. Other Allowances / benefits / perquisites: Any other allowances, benefits and perquisites as per the Rules applicable to the Senior Executives of the Company and / or which may become applicable in the future and / or any other allowance, perquisites as the Board may from time to time decide.
12. Any other one time periodic retirement benefits as may be decided by the Board at the time of retirement.

Subject as aforesaid, the Whole Time Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956, read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being be in force, or otherwise as may be permissible at law.

For the purposes of Gratuity, Provident Fund, Superannuation and other like benefits, if any, the service of Mr. K. K. Maheshwari, Whole Time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group.

The Board of Directors (which term shall be deemed to include any Committee constituted / to be constituted by the Board) are authorised to revise the remuneration and perquisites payable to Mr. K. K. Maheshwari from time to time. The next revision in salary will be effective from 1st July, 2010.

Where in any financial year, the Company has no profits or its profits are inadequate, the forgoing amount of remuneration and benefits shall be paid to Mr. K. K. Maheshwari subject to the applicable provisions of Schedule XIII of the Companies Act, 1956.

So long as Mr. K. K. Maheshwari functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committee(s) thereof. However, Mr. Maheshwari may get the sitting fees / commission paid / payable to other directors for attending meetings of Board(s) of Directors / Committee(s) of subsidiaries / joint ventures of the Company or companies promoted by the Aditya Birla Group.

Except Mr. K. K. Maheshwari, no other director of the Company is interested in his appointment.

**For GRASIM INDUSTRIES LIMITED**



**ASHOK MALU**
JOINT PRESIDENT & COMPANY SECRETARY

Place: Mumbai
Date : 5th June, 2010

Book-Post

*If undelivered, please return to:*

**GRASIM INDUSTRIES LIMITED**

Share Department
Birlagram, Nagda 456 331,
District Ujjain (M.P.)